SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

On September 2, 2002, National Financial Services Corporation ("NFSC"), held 730,732 shares of the Polaris Global Value Fund (the "Fund"). As a result of redemptions by other shareholders of the Fund on that day, NFSC's percentage of ownership increased from 24.04% to 26.07%.